Condensed Consolidated Statements of Earnings
(in millions of Canadian dollars except where noted)

	3 months ended March 31
Unaudited	2026	2025
Revenues (Note 4)	565	758
Fuel and purchased power (Note 5)	165	277
Carbon compliance costs	39	49
Gross margin	361	432
Operations, maintenance and administration (Note 5)	181	173
Depreciation and amortization (Note 13)	105	146
Asset impairment (reversals) charges (Note 6)	(6)	15
Taxes, other than income taxes	13	12
Net other operating income	(24)	(14)
Operating income	92	100
Equity income	3	2
Fair value change in contingent consideration payable (Note 6)	—	34
Finance lease income	7	6
Interest income	7	5
Interest expense (Note 7)	(82)	(93)
Foreign exchange loss	(2)	(4)
Loss on sale of assets and other	(2)	(1)
Earnings before income taxes	23	49
Income tax expense (Note 8)	6	7
Net earnings	17	42
Net earnings attributable to:
Common shareholders	13	46
Non-controlling interests	4	(4)
	17	42

Weighted average number of common shares outstanding in the period (millions)	297	298
Net earnings per share attributable to common shareholders, basic and diluted (Note 15)	0.04	0.15
See accompanying notes.

TransAlta Corporation	F1

Condensed Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2026	2025
Net earnings	17	42
Other comprehensive income (loss)
Gains (losses) on translating net assets of foreign operations	12	(1)
(Losses) gains on financial instruments designated as hedges of foreign operations, net of tax(1)	(3)	1
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	22	(1)
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(3)	(5)	(9)
Total items that will be reclassified subsequently to net earnings	26	(10)
Other comprehensive income (loss)	26	(10)
Total comprehensive income	43	32

Total comprehensive income attributable to:
TransAlta shareholders	39	36
Non-controlling interests	4	(4)
	43	32
(1)Net of income tax of nil for the three months ended March 31, 2026 (March 31, 2025 – nil).
(2)Net of income tax expense of $7 million for the three months ended March 31, 2026 (March 31, 2025 – nil).
(3)Net of reclassification of income tax recovery of $1 million for the three months ended March 31, 2026 (March 31, 2025 – $2 million).
See accompanying notes.

F2	TransAlta Corporation

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars) (Unaudited)

As at	March 31, 2026	Dec. 31, 2025

Current assets
Cash and cash equivalents	274	205
Restricted cash (Note 14)	60	78
Trade and other receivables (Note 9)	655	699
Prepaid expenses and other	70	51
Risk management assets (Note 10 and 11)	178	162
Inventory	118	111
Assets held for sale	30	30
	1,385	1,336
Non-current assets
Investments	149	144
Long-term portion of finance lease receivables (Note 12)	316	277
Risk management assets (Note 10 and 11)	43	32
Property, plant and equipment (Note 3 and 13)	5,680	5,665
Right-of-use assets	111	111
Intangible assets	237	243
Goodwill (Note 3)	524	516
Deferred income tax assets	52	41
Long-term financial assets (Note 10)	133	140
Other assets	157	156
Total assets	8,787	8,661

Current liabilities
Bank overdraft	7	—
Accounts payable, accrued liabilities and other current liabilities (Note 9)	593	613
Current portion of decommissioning and other provisions	95	84
Risk management liabilities (Note 10 and 11)	154	156
Dividends payable (Note 15 and 16)	40	52
Exchangeable securities	750	750
Current portion of long-term debt and lease liabilities (Note 14)	178	175
	1,817	1,830
Non-current liabilities
Credit facilities, long-term debt and lease liabilities (Note 14)	3,528	3,418
Decommissioning and other provisions (Note 3)	810	807
Deferred income tax liabilities	442	423
Risk management liabilities (Note 10 and 11)	517	519
Contract liabilities	29	26
Defined benefit obligation and other long-term liabilities	168	173
Total liabilities	7,311	7,196

Equity
Common shares (Note 15)	3,174	3,169
Preferred shares (Note 16)	942	942
Contributed surplus	27	42
Deficit	(2,738)	(2,730)
Accumulated other comprehensive (loss) income	2	(24)
Equity attributable to shareholders	1,407	1,399
Non-controlling interests	69	66
Total equity	1,476	1,465
Total liabilities and equity	8,787	8,661
Commitments and contingencies (Note 18)

See accompanying notes.

TransAlta Corporation	F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited 3 months ended March 31, 2026	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2025	3,169	942	42	(2,730)	(24)	1,399	66	1,465
Net earnings	—	—	—	13	—	13	4	17
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	9	9	—	9
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	17	17	—	17
Total comprehensive earnings	—	—	—	13	26	39	4	43
Common share dividends (Note 15)	—	—	—	(21)	—	(21)	—	(21)
Share-based payment plans and stock options exercised	5	—	(15)	—	—	(10)	—	(10)
Distributions declared to non-controlling interests	—	—	—	—	—	—	(1)	(1)
Balance, March 31, 2026	3,174	942	27	(2,738)	2	1,407	69	1,476

3 months ended March 31, 2025	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2024	3,179	942	42	(2,458)	41	1,746	97	1,843
Net earnings	—	—	—	46	—	46	(4)	42
Other comprehensive loss:
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(10)	(10)	—	(10)
Total comprehensive income	—	—	—	46	(10)	36	(4)	32
Common share dividends (Note 15)	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under normal course issuer bid (NCIB) (Note 15)	(3)	—	—	(1)	—	(4)	—	(4)
Provision for repurchase of shares under the automatic securities purchase plan (ASPP) (Note 15)	(20)	—	—	—	—	(20)	—	(20)
Share-based payment plans and stock options exercised	7	—	(13)	—	—	(6)	—	(6)
Balance, March 31, 2025	3,163	942	29	(2,433)	31	1,732	93	1,825
See accompanying notes.

F4	TransAlta Corporation

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2026	2025
Operating activities
Net earnings	17	42
Depreciation and amortization	105	146
Accretion of provisions (Note 7)	13	15
Decommissioning and restoration costs settled	(6)	(9)
Deferred income tax recovery (Note 8)	(6)	(6)
Unrealized gain from risk management activities	(25)	(12)
Unrealized foreign exchange loss	11	—
Provisions and contract liabilities	7	(32)
Asset impairment (reversals) charges (Note 6)	(6)	15
Equity income, net of distributions from investments	(2)	—
Other non-cash items	(4)	(35)
Cash flow from operations before changes in working capital	104	124
Change in non-cash operating working capital balances (Note 17)	19	(117)
Cash flow from operating activities	123	7
Investing activities
Additions to property, plant and equipment (Note 13)	(27)	(32)
Additions to intangible assets	(2)	(2)
Restricted cash (Note 14)	20	18
Acquisitions, net of cash acquired (Note 3)	(106)	(2)
Decrease (increase) in long-term financial assets (Note 10)	9	(106)
Decrease in finance lease receivable	8	8
Long-term prepaids and other	13	(7)
Change in non-cash investing working capital balances	(8)	(21)
Cash flow used in investing activities	(93)	(144)
Financing activities
Net increase (decrease) under credit facilities and other borrowings (Note 14)	109	(347)
Repayment of long-term debt (Note 14)	(35)	(26)
Issuance of long-term debt (Note 14)	—	450
Dividends paid on common shares (Note 15)	(19)	(18)
Dividends paid on preferred shares (Note 16)	(13)	(13)
Repurchase of common shares under NCIB (Note 15)	—	(3)
Distributions paid to subsidiaries' non-controlling interests	(1)	—
Financing fees and other	(3)	(5)
Cash flow from financing activities	38	38
Cash flow from (used in) operating, investing and financing activities	68	(99)
Effect of translation on foreign currency cash	1	—
Increase (decrease) in cash and cash equivalents	69	(99)
Cash and cash equivalents, beginning of period	205	337
Cash and cash equivalents, end of period	274	238
Cash taxes paid	39	67
Cash interest paid	66	64
Cash interest received	7	4
See accompanying notes.

TransAlta Corporation	F5

Notes to the Condensed Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Corporate Information
A. Description of the Business
TransAlta Corporation (TransAlta or the Company) was incorporated under the Canada Business Corporations Act in March 1985 and became a public company in December 1992. The Company's head office is located in Calgary, Alberta.
B. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standard (IFRS) and International Accounting Standard (IAS) 34 Interim Financial Reporting using the same accounting policies as those used in the Company's most recent audited annual consolidated financial statements. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Company's audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Company's most recent audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Company and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. Interim results will fluctuate due to plant maintenance schedules, the seasonal demands for electricity and changes in energy prices. Consequently, interim condensed results are not necessarily indicative of annual results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of TransAlta's Board of Directors (the Board) on May 5, 2026.
C. Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.
In the process of applying the Company’s accounting policies, management has to make judgments and estimates about matters that are highly uncertain at the time the estimates are made and that could significantly affect the amounts recognized in the unaudited interim condensed consolidated financial statements. Different estimates with respect to key variables used in the calculations, or changes to estimates, could potentially have a material impact on the Company’s financial position or performance.
Refer to Note 2(Q) of the Company's 2025 audited annual consolidated financial statements for further details on the significant accounting judgments and key sources of estimation uncertainty.
Business Combinations
The fair value of assets acquired and liabilities assumed in a business combination, is estimated based on information available at the date of acquisition. While management uses best estimates and assumptions to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates are inherently uncertain and subject to refinement.

F6	TransAlta Corporation

Accounting for business combinations requires significant judgment, estimates and assumptions at the acquisition date. In developing estimates of fair values at the acquisition date, management uses a variety of factors including market data, market prices, capacity, historical and future expected cash flows, growth rates and discount rates. Information regarding a business business combination that occurred during the three months ended March 31, 2026 has been included in Note 3.
2. Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2025, except for the adoption of new standards effective as of Jan. 1, 2026.
A. Current Accounting Changes
Amendments to IFRS 9 and IFRS 7 — Nature-Dependent Electricity Contracts
On Dec. 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure to improve reporting of the financial effects of nature-dependent electricity (e.g., wind and solar) contracts, which are often structured as power purchase agreements. Under these contracts, the amount of electricity generated can vary based on uncontrollable factors such as weather conditions.
The amendments clarify the application of own-use requirements, permit hedge accounting if these contracts are used as hedging instruments and add new disclosure requirements about the effect of these contracts on a company's financial performance and cash flows. Specifically, the amendments will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions.
The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2026.
In accordance with the permitted transitional provisions, effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. As a result, the effective portion of changes in the fair value of these hedging derivatives, arising on or after Jan. 1, 2026, will be recognised in OCI while any ineffective portion will be recognized in net earnings. The transitional provisions did not permit retrospective designation. Refer to Note 11 Risk Management for details.
Amendments to IFRS 7 and IFRS 9 — Classification and Measurement of Financial Instruments
On May 29, 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments effective Jan. 1, 2026 impacting IFRS 7 and 9. The amendments clarified the date of recognition and derecognition of financial assets and liabilities, including an exception for certain financial liabilities settled through an electronic payment system. The amendments also clarified the requirements for assessing contractual cash flow characteristics of financial assets, including those with ESG-linked features. The amendments did not have a material impact on the consolidated financial statements.
B. Future Accounting Changes
The Company closely monitors both new accounting standards and amendments to existing accounting standards issued by the IASB. The following standards have been issued but are not yet in effect.
IFRS 18 — Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued a new standard, IFRS 18 Presentation and Disclosure in Financial Statements, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after Jan. 1, 2027. The Company is currently evaluating the impacts to the financial statements.
C. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TransAlta Corporation	F7

3. Business Acquisitions
On Feb. 2, 2026, the Company acquired all issued and outstanding common shares of Far North Corporation (Far North) from an affiliate of Hut 8 Corp. (the Far North Acquisition). The Far North Acquisition, which includes Far North and its subsidiaries' entire business operations in Ontario consisting of four natural gas-fired generation facilities totaling 310 MW, was completed for an aggregate purchase price of $107 million including working capital adjustments of $12 million. The Far North Acquisition was funded through a combination of cash on hand and draws on the Company's credit facilities.
The acquired tangible assets and assumed liabilities are recorded at their estimated fair values at the date of the Acquisition. The total consideration was allocated to the tangible acquired and liabilities assumed, with any excess recorded to goodwill. Goodwill of $7 million recognized on the transaction is a result of net deferred tax liabilities recognized on the transaction, which are recorded at the Company's effective tax rate without discounting. None of the goodwill is expected to be deductible for tax purposes.
The preliminary purchase price allocation reflects management's best estimate of the fair value of the acquired assets and liabilities based on the analysis of information obtained to date. Management is continuing to obtain specific information to support the valuation of the decommissioning provision, inventory, property, plant and equipment, and deferred taxes. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from the date of acquisition.
The following table summarizes the preliminary fair values that were assigned to the net assets acquired as at the Acquisition Date.

Feb. 2, 2026
Current Assets and Non-Current Assets
Cash and cash equivalents	1
Trade and other receivables	9
Prepaid expenses and other	6
Inventory	3
Property, plant and equipment	101
Deferred income tax assets	4
Current Liabilities and Non-Current Liabilities
Accounts payable and accrued liabilities	4
Decommissioning provision non-current portion	9
Deferred income tax liabilities	11
Total identifiable net assets at fair value	100
Goodwill arising on acquisition	7
Net assets acquired	107
Total cash consideration	107
Total purchase consideration transferred	107
Revenue generated by the Far North Acquisition for the period Feb. 2, 2026 to March 31, 2026 was $4 million. Net loss before taxes for the same period was $2 million.
Had Far North been acquired at the beginning of the year, the assets would have contributed $7 million to revenues and a $3 million loss to net earnings before taxes on a proforma basis.

F8	TransAlta Corporation

4. Revenue
Disaggregation of Revenue
The majority of the Company's revenues are derived from the sale of power, capacity and environmental and tax attributes, and from asset optimization activities, which the
Company disaggregates into the following groups to determine how economic factors affect the recognition of revenue.

	Reportable Segments(1)
3 months ended March 31, 2026	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	7	69	159	4	—	2	241
Environmental and tax attributes(3)	—	24	4	—	—	—	28
Revenue from contracts with customers	7	93	163	4	—	2	269
Revenue from derivatives and other trading activities(4)	10	(5)	89	35	1	—	130
Revenue from merchant sales	37	25	95	—	—	—	157
Other(5)	3	5	1	—	—	—	9
Total revenue	57	118	348	39	1	2	565
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	—	6	4	—	—	2	12
Over time	7	87	159	4	—	—	257
Total revenue from contracts with customers	7	93	163	4	—	2	269
(1)Refer to Note 19 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment.
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions. Effective Jan. 1, 2026, the Company applied hedge accounting to certain Virtual Power Purchase Agreements (VPPAs) within the Wind and Solar segment prospectively. Accordingly, the effective portion of unrealized gains or losses on the hedging instruments was recognized through OCI. Refer to Note 11 for details.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

TransAlta Corporation	F9

	Reportable Segments(1)
3 months ended March 31, 2025	Hydro	Wind and Solar	Gas	Energy Marketing	Corporate(2)	Energy Transition	Total
Revenues from contracts with customers
Power and other	5	82	162	4	2	3	258
Environmental and tax attributes(3)	10	26	7	—	(1)	—	42
Revenue from contracts with customers	15	108	169	4	1	3	300
Revenue from derivatives and other trading activities(4)	22	(33)	103	23	—	63	178
Revenue from merchant sales	47	20	115	—	—	88	270
Other(5)	2	5	3	—	—	—	10
Total revenue	86	100	390	27	1	154	758
Revenues from contracts with customers
Timing of revenue recognition
At a point in time	10	9	7	—	(1)	3	28
Over time	5	99	162	4	2	—	272
Total revenue from contracts with customers	15	108	169	4	1	3	300
(1)Refer to Note 19 Segment disclosures for details.
(2)The elimination of intercompany sales is reflected in the Corporate segment.
(3)The environmental and tax attributes represent environmental attributes and production tax transfer sales not bundled with power and other sales.
(4)Represents realized and unrealized gains or losses from hedging and derivative positions. Volatility and pricing in commodity markets can vary significantly from period to period and impact movements in derivative positions.
(5)Other revenue includes production tax credits related to U.S. wind facilities subject to tax equity financing arrangements, total lease income from long-term contracts that meet the criteria of operating leases and other miscellaneous revenues.

F10	TransAlta Corporation

5. Expenses by Nature
Fuel, Purchased Power and Operations, Maintenance and Administration (OM&A)
Fuel and purchased power and OM&A expenses classified by nature are as follows:

3 months ended March 31	2026		2025
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs	139	—	142	—
Coal fuel costs	—	—	44	—
Royalty, land lease, other direct costs	6	—	6	—
Purchased power	20	—	85	—
Salaries and benefits	—	99	—	76
Other operating expenses(1)	—	82	—	97
Total	165	181	277	173
(1)Other operating expenses include contracted manpower, materials, insurance, office costs and other administrative and overhead costs.
6. Asset Impairment (Reversals) Charges
The Company recognized the following asset impairment (reversals) charges:

3 months ended March 31	Segment	2026	2025
Impairment charge related to the Required Divestitures(1)	Gas	—	34
Impairment reversal related to generation equipment	Energy Transition	—	(31)
Changes in decommissioning and restoration provisions related to retired assets(2)	Energy Transition	(6)	7
Project development costs(3)	Corporate	—	5
Asset impairment (reversals) charges		(6)	15
(1)To meet the requirements of the federal Competition Bureau related to the acquisition of Heartland, the Company entered into a consent agreement with the Commissioner of Competition, under which the Company divested Heartland's Poplar Hill and Rainbow Lake facilities following the closing of the acquisition on Dec. 4, 2024.
(2)Changes relate to changes in discount rates, revisions in estimated cash flows and timing of cash flows.
(3)The Company recognized an impairment charge in the Corporate segment related to projects that are no longer proceeding.

TransAlta Corporation	F11

7. Interest Expense
The components of interest expense are as follows:

3 months ended March 31	2026	2025
Interest on debt	48	51
Interest on exchangeable debentures(1)	6	6
Interest on exchangeable preferred shares(2)	7	7
Interest on lease liabilities	2	5
Credit facility fees, bank charges and other interest	6	9
Accretion of provisions	13	15
Interest expense	82	93
(1)On May 1, 2019, Brookfield invested $350 million in exchange for seven per cent unsecured subordinated debentures due May 1, 2039.
(2)On Oct. 30, 2020, Brookfield invested $400 million in the Company in exchange for redeemable, retractable first preferred shares (Series I). The Series I Preferred Shares are accounted for as current debt and the exchangeable preferred share dividends are reported as interest expense. On April 29, 2026, the Company declared a dividend of $7 million in aggregate on the Series I Preferred Shares at the fixed rate of 1.726 per cent, per share, payable on June 30, 2026.
8. Income Taxes
The components of income tax expense are as follows:

3 months ended March 31	2026	2025
Current income tax expense	12	13
Deferred income tax recovery related to the origination and reversal of temporary differences	(12)	(12)
Writedown of unrecognized deferred income tax assets(1)	6	6
Income tax expense	6	7

Current income tax expense	12	13
Deferred income tax recovery	(6)	(6)
Income tax expense	6	7
(1)The deferred income tax assets mainly relate to the tax benefits associated with tax losses related to the Company's directly owned U.S. operations and other deductible differences.

F12	TransAlta Corporation

9. Trade and Other Receivables and Accounts Payable, Accrued Liabilities and Other Current Liabilities

	March 31, 2026	Dec. 31, 2025
Trade accounts receivable	457	507
Collateral provided (Note 11)	74	92
Current portion of finance lease receivables	32	30
Current portion of loan receivable	—	1
Income taxes receivable	92	69
Trade and other receivables	655	699

	March 31, 2026	Dec. 31, 2025
Accounts payable and accrued liabilities	500	548
Income taxes payable	6	11
Interest payable	21	23
Current portion of contract liabilities	28	17
Liabilities held for sale	6	6
Collateral held (Note 11)	27	3
Contingent consideration payable	5	5
Accounts payable, accrued liabilities and other current liabilities	593	613

TransAlta Corporation	F13

10. Financial Instruments
A. Financial Assets and Liabilities — Classification and Measurement
Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value or amortized cost.
B. Fair Value of Financial Instruments
I. Level I, II and III Fair Value Measurements
The Level I, II and III classifications in the fair value hierarchy used by the Company are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value. The Level III classification is the lowest level classification in the fair value hierarchy.
a. Level I
Level I fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
b. Level II
Level II fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation and location differentials.
The Company’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and interpolation formulas, where the inputs are readily observable.
In determining Level II fair values of other risk management assets and liabilities, the Company uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where there is insufficient trading volume or a lack of recent trades, the Company relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III
Level III fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
There were no changes in the Company's valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period. Refer to Note 14 of the 2025 audited annual consolidated financial statements for further details.
II. Commodity Risk Management Assets and Liabilities
Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation segments in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at March 31, 2026, are as follows: Level I – $5 million net liability (Dec. 31, 2025 – $10 million net liability), Level II – $9 million net asset (Dec. 31, 2025 – $33 million net liability) and Level III – $452 million net liability (Dec. 31, 2025 – $447 million net liability).
Significant changes in commodity net risk management assets and liabilities during the three months ended March 31, 2026, are primarily attributable to volatility in market prices across multiple markets on existing contracts and contract settlements.

F14	TransAlta Corporation

The following table summarizes the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification during the three months ended March 31, 2026 and 2025, respectively:

	3 months ended March 31, 2026			3 months ended March 31, 2025
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	—	(447)	(447)	—	(153)	(153)
Changes attributable to:
Change in hedge designation due to IFRS 9 amendment	(442)	442	—	—	—	—
Market price changes on existing contracts	25	—	25	—	(43)	(43)
Market price changes on new contracts	—	(1)	(1)	—	1	1
Contracts settled	(5)	(18)	(23)	—	(13)	(13)
Change in foreign exchange rates	(6)	—	(6)	—	1	1
Net risk management liabilities at end of period	(428)	(24)	(452)	—	(207)	(207)
Additional Level III information:
Gains recognized in other comprehensive earnings	19	—	19	—	—	—
Total gains (losses) included in earnings before income taxes	(9)	(1)	(10)	—	(41)	(41)
Unrealized losses included in earnings before income taxes relating to net assets (liabilities) held at period end	—	(19)	(19)	—	(54)	(54)
As at March 31, 2026, the total Level III risk management asset balance was $52 million (Dec. 31, 2025 – $65 million) and the Level III risk management liability balance was $504 million (Dec. 31, 2025 – $512 million). The net risk management liabilities increased mainly due to volatility in market prices across multiple markets on existing contracts and contract settlements.
The information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities are outlined in the following table.
These include the effects on fair value of discounting, liquidity and credit value adjustments; however, the potential offsetting effects of Level II positions are not considered. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, volatility in commodity prices and correlations, delivery volumes, escalation rates and cost of supply.
Included in the Level III classification are several long-term wind energy sales agreements, including contracts for differences and VPPAs, that are recognized as derivatives for accounting purposes. Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting.
The sensitivity tables below reflect the potential impacts of unobservable inputs on the fair value of the long-term wind energy sales agreements for both derivatives designated as hedges and derivatives without hedge designation. These agreements are backed by physical assets to effectively reduce our market risk.

TransAlta Corporation	F15

As at	March 31, 2026
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$6 or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+25	-43
		Wind discounts	0% decrease or 5% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $21 or increase of $10	+57	-23
		Wind discounts	5% decrease or 6% increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$6 or increase of US$3	+47	-53
		Wind discounts	2% decrease or 6% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that could arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits

As at	Dec. 31, 2025
Description	Valuation technique	Unobservable input	Reasonably possible change	Potential change in fair value(1)
Long-term wind energy sale — Eastern U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease or increase of US$6
		Illiquid future REC(2) prices (per unit)	Price decrease of US$4 or increase of US$17	+26	-43
		Wind discounts	0% decrease or 5% increase
Long-term wind energy sale — Canada	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of $21 or increase of $10	+55	-22
		Wind discounts	5% decrease or increase
Long-term wind energy sale — Central U.S.	Long-term price forecast	Illiquid future power prices (per MWh)	Price decrease of US$7 or increase of US$3	+47	-52
		Wind discounts	2% decrease or 6% increase
(1)Potential change in fair value represents the total increase or decrease in recognized fair value that would arise from the use of the reasonably possible changes of all unobservable inputs.
(2)Renewable energy credits

F16	TransAlta Corporation

a. Long-Term Wind Energy Sale – Eastern U.S.
The Company is party to a long-term contract for differences (CFD) for the offtake of 100 per cent of the generation from its 90 MW Big Level wind facility. The CFD, together with the sale of electricity generated into the PJM Interconnection at the prevailing real-time energy market price, achieve the fixed contract price per MWh on proxy generation.
Under the CFD, if the market price is lower than the fixed contract price, the customer pays the Company the difference and if the market price is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The contract expires in December 2034. The contract is accounted for as a derivative with changes in fair value presented in revenue.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and non-liquid forward prices for power, renewable energy credits and wind discounts.
b. Long-Term Wind Energy Sale – Canada
In Alberta, the Company is party to two VPPAs for the offtake of 100 per cent of the generation from its 130 MW Garden Plain wind facility. The VPPAs, together with the sale of electricity generated into the Alberta power market at the pool price, achieve the fixed contract prices per MWh. Under the VPPAs, if the pool price is lower than the fixed contract price, the customer pays the Company the difference and if the pool price is higher than the fixed contract price, the Company refunds the difference to the customer. Customers are also entitled to the physical delivery of environmental attributes. Both VPPAs commenced on commercial operation of the facility in August 2023 and extend for a weighted average period of approximately 17 years.
The energy components of these contracts are accounted for as derivatives and have been designated as cash flow hedges effective Jan. 1, 2026. The effective portion of unrealized gains and losses due to changes in fair value is recognized in other comprehensive income, while the ineffective portion is recognized in revenue. Realized gains and losses are reclassified to revenue when the hedged transactions impact earnings.
c. Long-Term Wind Energy Sale – Central U.S.
The Company is party to two long-term VPPAs for the offtake of 100 per cent of the generation from its 302 MW White Rock East and White Rock West wind power facilities. The VPPAs, together with the sale of electricity generated into the U.S. Southwest Power Pool (SPP) market at the relevant price nodes, achieves the fixed contract prices per MWh. Under the VPPAs, if the SPP pricing is lower than the fixed contract price the customer pays the Company the difference, and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPAs commenced on commercial operation of the facilities in the first quarter of 2024.
The Company is also party to a VPPA for the offtake of 100 per cent of the generation from its 202 MW Horizon Hill wind power project. The VPPA, together with the sale of electricity generated into the SPP market at the relevant price node, achieve the fixed contract price per MWh. Under the VPPA, if the SPP pricing is lower than the fixed contract price, the customer pays the Company the difference and if the SPP pricing is higher than the fixed contract price, the Company refunds the difference to the customer. The customer is also entitled to the physical delivery of environmental attributes. The VPPA commenced on commercial operation of the facility in the second quarter of 2024.
The energy components of these contracts are accounted for as derivatives and have been designated as cash flow hedges effective Jan. 1, 2026. The effective portion of unrealized gains and losses due to changes in fair value is recognized in other comprehensive income, while the ineffective portion is recognized in revenue. Realized gains and losses are reclassified to revenue when the hedged transactions impact earnings.
III. Other Risk Management Assets and Liabilities
Other risk management assets and liabilities primarily include risk management assets and liabilities that are used to manage exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management liabilities with a net fair value of $2 million as at March 31, 2026 (Dec. 31, 2025 – $9 million net assets) are classified as Level II fair value measurements.

TransAlta Corporation	F17

IV. Other Financial Assets and Liabilities
The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(2)				Total carrying value(2)
	Level I	Level II	Level III	Total
Long-term debt — March 31, 2026	—	3,326	—	3,326	3,558
Exchangeable securities — March 31, 2026	—	752	—	752	750
Long-term financial asset — March 31, 2026	—	—	133	133	133
Loan receivable — March 31, 2026(1)	—	30	—	30	30
Long-term debt — Dec. 31, 2025	—	3,255	—	3,255	3,447
Exchangeable securities — Dec. 31, 2025	—	752	—	752	750
Long-term financial asset — Dec. 31, 2025	—	—	140	140	140
Loan receivable — Dec. 31, 2025(1)	—	31	—	31	31
(1)Included within Other assets.
(2)Includes current and non-current portions.
The fair values of the Company’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral provided, bank overdraft, accounts payable and accrued liabilities, collateral held and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the finance lease receivables approximate the carrying amounts as the amounts receivable represent cash flows from repayments of principal and interest.
Long-term Financial Asset
During the year ended Dec. 31, 2025, the Company made available a US$75 million term loan, which is convertible to equity at any time, and a US$100 million revolving facility (collectively, the Nova facilities) to Nova Clean Energy, LLC (Nova), a developer of renewable energy projects.
As at March 31, 2026 the carrying amount of Nova facilities totalled $133 million, which approximates fair value. A net decrease of $7 million against the carrying amount as at Dec. 31, 2025 is mainly due to the repayments of $9 million, partially offset by foreign exchange gain, change in fair value and accrued interest totaling $2 million during the three months ended March 31, 2026. Nova facilities are classified as Level 3 within fair value hierarchy.
Refer to Note 14, Section IV of the 2025 consolidated financial statements for the year ended Dec. 31, 2025 for details.

F18	TransAlta Corporation

11. Risk Management
A. Risk Management Strategy
The Company is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Company’s earnings and the value of associated financial instruments that the Company holds. In certain cases, the Company seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The
Company’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company’s internal objectives and risk tolerance. Refer to Note 15 of the 2025 audited annual consolidated financial statements for further details of the Company's risk management activities.
B. Net Risk Management Assets and Liabilities
Aggregate net risk management assets (liabilities) are as follows:

As at March 31, 2026
	Cash flow hedges(1)	Not designated as a hedge	Total
Commodity risk management
Current	14	16	30
Long-term	(442)	(36)	(478)
Net commodity risk management liabilities	(428)	(20)	(448)
Other
Current	—	(6)	(6)
Long-term	—	4	4
Net other risk management liabilities	—	(2)	(2)
Total net risk management liabilities	(428)	(22)	(450)
(1)Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Refer to Note 15, section A of the annual consolidated financial statements for the year ended Dec. 31, 2025 for additional disclosure related to the designation of hedges.

As at Dec. 31, 2025
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	—	4	4
Long-term	—	(494)	(494)
Net commodity risk management liabilities	—	(490)	(490)
Other
Current	—	2	2
Long-term	—	7	7
Net other risk management assets	—	9	9
Total net risk management liabilities	—	(481)	(481)

TransAlta Corporation	F19

C. Nature and Extent of Risks Arising from Financial Instruments
I. Market Risk
i. Commodity Price Risk Management – Proprietary Trading
The Company’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information.
A value at risk (VaR) measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Company’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at March 31, 2026, associated with the Company’s proprietary trading activities was $1 million (Dec. 31, 2025 – $1 million).
ii. Commodity Price Risk Management – Generation
The generation segments use various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. A Commodity Exposure Management Policy, prepared and approved annually, outlines the intended hedging strategies associated with the Company’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios and approval of asset transactions that could add potential volatility to the Company’s reported net earnings.
VaR at March 31, 2026, associated with the Company’s commodity derivative instruments used in generation hedging activities was nil (Dec. 31, 2025 – nil). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at March 31, 2026, associated with these transactions was $9 million (Dec. 31, 2025 – $9 million).
For the market risk related to long-term power sale and long-term wind energy sales contracts, refer to the Level III measurements table and the related unobservable inputs and sensitivities in Note 10(B)(II).
iii. Commodity Price Risk Management – Hedges
Effective Jan. 1, 2026, the Company has prospectively designated certain pre-existing VPPAs within the Wind and Solar segment as held for hedging and has applied hedge accounting. Any ineffectiveness, such as locational price basis differences, is recognized in net earnings. Refer to Note 2 for details.
II. Credit Risk
The Company uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.
The following table outlines the Company’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at March 31, 2026:

	Investment grade (per cent)	Non-investment grade (per cent)	Total (per cent)	Total amount
Trade and other receivables(1)	79	21	100	655
Long-term finance lease receivable	100	—	100	316
Risk management assets(1)	60	40	100	221
Long-term financial assets(2)	—	100	100	133
Loans receivable(3)	—	100	100	30
Total				1,355
(1)Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2)Included within long-term financial assets with counterparties that have no external credit rating. Refer to Note 10 for further details.
(3)Includes $30 million loans receivable included within other assets with counterparties that have no external credit rating.

F20	TransAlta Corporation

The Company did not have material expected credit losses as at March 31, 2026. The Company’s maximum exposure to credit risk at March 31, 2026, without taking into account collateral held or right of set-off, is represented by the current carrying amounts of receivables and risk management assets as per the Condensed Consolidated Statements of Financial Position. Letters of credit, cash and first priority liens on assets are the primary types of collateral held as security related to these amounts. The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at March 31, 2026, was $55 million (Dec. 31, 2025 – $51 million). The Company has counterparty credit insurance programs that mitigate our exposure to credit risk.
III. Liquidity Risk
The Company has sufficient existing liquidity available to meet its upcoming debt maturities. Between 2026 and 2028, the Company has a total of $632 million of scheduled debt and tax equity repayments. Our highly diversified asset portfolio, by both fuel type and operating region, and our long-term contracted asset base provide stability in our cash flows.
Liquidity risk relates to the Company’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes.
A maturity analysis of the Company's financial liabilities is as follows:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
Bank overdraft	7	—	—	—	—	—	7
Accounts payable, accrued liabilities and other current liabilities	593	—	—	—	—	—	593
Long-term debt(1)	136	332	164	454	282	2,237	3,605
Exchangeable securities(2)	—	—	—	—	—	750	750
Commodity risk management (assets) liabilities(3)	(27)	(1)	16	28	25	407	448
Other risk management (assets) liabilities	10	(4)	2	1	1	(8)	2
Lease liabilities	4	6	6	5	5	122	148
Interest on long-term debt and lease liabilities(4)	137	191	173	160	141	719	1,521
Interest on exchangeable securities(2)(4)	40	53	53	53	53	456	708
Dividends payable	40	—	—	—	—	—	40
Total	940	577	414	701	507	4,683	7,822
(1)Excludes impact of hedge accounting and derivatives.
(2)The exchangeable debentures are due May 1, 2039 and the exchangeable preferred shares are perpetual. However, a cash payment could occur after Dec. 31, 2028, at the Company's option, if the exchangeable securities are not exchanged by Brookfield Renewable Partners or its affiliates (collectively Brookfield). At Brookfield's option, the exchangeable securities are currently exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets after Dec. 31, 2024.
(3)Negative amount represents a receivable position or cash inflow.
(4)Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position and excludes the impact of interest rate swaps.

TransAlta Corporation	F21

D. Collateral
I. Financial Assets Provided as Collateral
At March 31, 2026, the Company provided $74 million (Dec. 31, 2025 – $92 million) in cash and cash equivalents as collateral to regulated clearing agents as security for commodity trading activities. These funds are held in segregated accounts by the clearing agents. Collateral provided is included within trade and other receivables in the Condensed Consolidated Statements of Financial Position. At March 31, 2026, the Company provided $20 million (Dec. 31, 2025 – $20 million) in surety bonds as security for commodity trading activities.
II. Financial Assets Held as Collateral
At March 31, 2026, the Company held $27 million (Dec. 31, 2025 – $3 million) in cash collateral associated with counterparty obligations. Under the terms of the contracts, the Company may be obligated to pay interest on the outstanding balances and to return the principal when the counterparties have met their contractual obligations or when the amount of the obligation declines as a result of changes in market value.
Interest payable to the counterparties on the collateral received is calculated in accordance with each contract. Collateral held is related to physical and financial derivative transactions in a net asset position and is included in accounts payable and accrued liabilities in the Condensed Consolidated Statements of Financial Position.
III. Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Company’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Company’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.
At March 31, 2026, the Company had posted collateral of $236 million (Dec. 31, 2025 – $338 million) in the form of letters of credit on physical and financial derivative transactions in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Company having to post an additional $98 million (Dec. 31, 2025 – $92 million) of collateral to its counterparties.

F22	TransAlta Corporation

12. Finance Lease Receivables
During the three months ended March 31, 2026, the Mount Keith West Network Upgrade project was completed. As a result, the Company derecognized assets under construction and recognized a finance lease receivable of $39 million.
Amounts receivable under the Company’s finance leases relating to the Mount Keith West Network Upgrade, Mount Keith 132kV expansion, Northern Goldfields solar facilities, the Poplar Creek cogeneration facility, the Muskeg River and the Primrose cogeneration plants are as follows:

	March 31, 2026		Dec. 31, 2025
	Minimum lease receipts	Present value of minimum lease receipts	Minimum lease receipts	Present value of minimum lease receipts
Within one year	56	54	48	47
Second to fifth years inclusive	209	173	183	156
More than five years	261	121	206	104
	526	348	437	307
Less: unearned finance lease income	179	—	131	—
Add: unguaranteed residual value	1	—	1	—
Total finance lease receivables	348	348	307	307

Included in the Condensed Consolidated Statements of Financial Position as:
Current portion of finance lease receivables	32		30
Long-term portion of finance lease receivables	316		277
Total finance lease receivables	348		307
13. Property, Plant and Equipment
During the three months ended March 31, 2026, the Company had additions of $101 million from the acquisition of Far North, and $27 million related to major maintenance in the Gas and Wind and Solar segments.
As outlined in Note 12, $39 million related to the Mount Keith West Network Upgrade project was derecognized from assets under construction and recognized as a finance lease receivable.

TransAlta Corporation	F23

14. Credit Facilities, Long-Term Debt and Lease Liabilities
A. Amounts Outstanding
The Company's credit facilities are summarized in the table below:

As at March 31, 2026		Utilized
Credit facilities	Facility size	Outstanding letters of credit(1)	Cash drawings	Available capacity	Maturity date
Committed
Syndicated credit facility	1,900	348	200	1,352	Q2 2029
Bilateral credit facilities	240	146	—	94	Q2 2027
Heartland EDC letter of credit facility	30	12	—	18	Q4 2026
Heartland DSR letter of credit facility	27	20	—	7	Q4 2027
Heartland revolving facility	25	—	—	25	Q4 2027
Total committed	2,222	526	200	1,496
Non-committed
Demand facility	400	221	—	179	N/A
Total Non-committed	400	221	—	179
(1)TransAlta has obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties, including those related to potential environmental obligations, commodity risk management and hedging activities, pension plan obligations, construction projects and purchase obligations. Letters of credit drawn against the non-committed facilities reduce the available capacity under the committed syndicated credit facilities. At March 31, 2026, TransAlta provided cash collateral of $74 million.
The credit facilities are the primary source of short-term liquidity after the cash flow generated from the Company's business. The Company is in compliance with the terms of its credit facilities and all undrawn amounts are fully available.
TransAlta's debt has terms and conditions, including financial covenants, that are considered ordinary and customary. As at March 31, 2026, the Company was in compliance with all of its debt covenants.
Letters of credit in the amount of $221 million were issued from non-committed demand facilities as at March 31, 2026. In addition to the net $1.3 billion of committed capacity available under the credit facilities, the Company had $267 million of available cash and cash equivalents as at March 31, 2026.
B. Restrictions Related to Non-Recourse Debt and Other Debt
All non-recourse debt, the TransAlta OCP LP bond, and the Heartland credit facilities, with a total carrying value of $1.6 billion as at March 31, 2026 (Dec. 31, 2025 – $1.6 billion), are subject to customary financing conditions and covenants that may restrict the Company’s ability to access funds generated by the facilities’ operations. At March 31, 2026, $133 million (Dec. 31, 2025 – $101 million) of cash was subject to these financial restrictions.
Upon meeting certain distribution tests, typically performed once per quarter, the funds can be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the first quarter of 2026, with the exception of Windrise Wind LP. The funds in Windrise that have accumulated will remain there until the debt-service coverage ratio distribution threshold is met.
At March 31, 2026, $9 million (AU$9 million) of funds held by TEC Hedland Pty Ltd. cannot be accessed by other corporate entities as the funds must be solely used by the project entities and to pay major maintenance costs. Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit.
C. Restricted Cash
As at March 31, 2026, the Company had nil (Dec. 31, 2025 – $17 million) of restricted cash related to the TransAlta OCP bonds, which is required to be held in a debt service reserve account in the third and fourth quarters of the year to fund scheduled future debt repayments. The Company also had $4 million (Dec. 31, 2025 – $4 million) of restricted cash related to holdbacks associated with the Required Divestitures and $56 million (Dec. 31, 2025 – $57 million) of restricted cash related to the TEC Hedland Pty Ltd. bond. These cash reserves are required to be held under commercial arrangements and for debt service, which may be replaced by letters of credit in the future.

F24	TransAlta Corporation

D. Currency Impacts
The strengthening of the U.S. dollar has increased the U.S. dollar-denominated long-term debt balances, mainly the senior notes and tax equity financings, by $14 million as at March 31, 2026 (Dec. 31, 2025 – decreased $28 million due to the weakening of the U.S. dollar). Almost all of the U.S.-dollar-denominated debt is hedged either through financial contracts or a hedge of net investments in U.S. operations.
Additionally, the strengthening of the Australian dollar has increased the Australian-dollar-denominated non-recourse senior secured notes balance by approximately $27 million as at March 31, 2026 (Dec. 31, 2025 – increased $16 million due to strengthening of the Australia dollar). As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income (loss).
15. Common Shares
A. Issued and Outstanding
TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

3 months ended March 31	2026		2025
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	296.7	3,169	297.5	3,179
Purchased and cancelled under the NCIB(1)	—	—	(0.3)	(3)
Share-based payment plans	0.9	4	0.9	7
Stock options exercised	0.1	1	—	—
Issued and outstanding, end of period, prior to ASPP	297.7	3,174	298.1	3,183
Provision for repurchase of common shares under ASPP	—	—	(1.5)	(20)
Issued and outstanding, end of period	297.7	3,174	296.6	3,163
(1)Shares purchased by the Company under the NCIB (as defined below) are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings (deficit).
B. Normal Course Issuer Bid (NCIB) Program
On May 27, 2025, the Company announced that it had received approval from the Toronto Stock Exchange to repurchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2025 and terminates on the earlier of May 30, 2026 or such earlier date on which the maximum number of Common Shares are purchased under the NCIB or the NCIB is terminated at the Company’s election. Any common shares purchased under the NCIB will be cancelled.
C. Dividends
On Feb. 25, 2026, the Company declared a quarterly dividend of $0.070 per common share, payable on July 1, 2026. There have been no transactions involving common shares between the reporting date and the date of completion of these Condensed Consolidated Financial Statements.

TransAlta Corporation	F25

16. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

As at March 31	2026		2025
Series(1)	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	10.8	263	9.6	235
Series B	1.2	30	2.4	58
Series C	10.0	243	10.0	243
Series D	1.0	26	1.0	26
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942
(1)The Series I Preferred Shares are accounted for as long-term debt.
Series A Cumulative Redeemable Rate Reset First Series A Preferred Shares conversion
On March 31, 2026, none of the Company's 9,629,913 Series A preferred shares currently outstanding were converted into Series B preferred shares. As a result, the next conversion date was reset to March 31, 2031.
Series B Cumulative Redeemable Floating Rate First Series B Preferred Shares conversion
On March 31, 2026, holders of Series B preferred shares converted 1,148,549 of the 2,370,087 outstanding Series B shares into Series A shares on a one‑for‑one basis.
As a result, on March 31, 2026, the Company had 10,778,462 Series A preferred shares issued and outstanding and 1,221,538 Series B preferred shares issued and outstanding.
B. Dividends
On April 29, 2026, the Company declared quarterly preferred share dividends, payable on June 30, 2026, as follows: $0.29888 per Series A share, $0.26309 per Series B share, $0.36588 per Series C share, $0.32978 per Series D share, $0.43088 per Series E share and $0.42331 per Series G share.
17. Cash Flow Information
Change in Non-Cash Operating Working Capital

3 months ended March 31	2026	2025
Source (use):
Accounts receivable	98	(71)
Prepaid expenses	(14)	(19)
Income taxes receivable	(21)	(36)
Inventory	(4)	1
Accounts payable, accrued liabilities and provisions	(32)	25
Income taxes payable	(8)	(17)
Change in non-cash operating working capital	19	(117)

F26	TransAlta Corporation

18. Commitments and Contingencies
The Company has not incurred any additional material contractual commitments in the three months ended March 31, 2026, either directly or through its interests in joint operations and joint ventures. Refer to the commitments disclosed in Note 36 of the 2025 audited annual consolidated financial statements.
Commitments
Natural Gas, Transportation and Other Contracts
The Company has natural gas transportation contracts, for a total of up to 400 terajoules (TJ) per day on a firm basis, related to the Sundance and Keephills facilities, ending in 2036 to 2038. In addition, the Company has natural gas transportation agreements for approximately 150 TJ per day for Sheerness. The Company currently expects to use approximately 160 TJ per day on average and up to approximately 450 TJ per day during peak periods, while remarketing excess capacity.
Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Company’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Company responds as required.
Refer to Note 36 of the 2025 audited annual consolidated financial statements for the current material outstanding contingencies. There were no material changes to the contingencies during the three months ended March 31, 2026.
19. Segment Disclosures
A. Description of Reportable Segments
The Company is comprised of four generation segments: Hydro, Wind and Solar, Gas and Energy Transition and two non-generation segments: Energy Marketing and Corporate.
During the first quarter of 2026, the Company updated its assessment of reportable segments to reflect changes in how the Chief Operating Decision Maker (CODM) makes operating decisions, assesses performance and allocates resources. As a result of the reassessment, the Company concluded that the Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment, primarily due to Centralia Unit 2 ceasing coal-fired operations, as scheduled at the end of 2025 in the normal course, however the unit remains available to operate in accordance with and for the duration of the order received from the United States Department of Energy.
Accordingly, as at March 31, 2026 the Company has five reportable segments, reflecting the revised assessment for the Energy Transition segment compared to six reportable segments as at Dec. 31, 2025.
The segment results are presented using Adjusted EBITDA, consistent with the measure reviewed by the President and CODM when assessing performance and making operating decisions across the Company's segments.
For internal reporting purposes, the Company presents its share of Skookumchuck's results within the Wind and Solar segment on a proportionate, line-by-line basis. This proportionate information is not prepared in accordance with IFRS. Under IFRS, the investment in Skookumchuck is accounted for as a joint venture using the equity method.
The tables below show the reconciliation of the total segment results and Adjusted EBITDA (non-IFRS measure) to the statement of earnings reported under IFRS.

TransAlta Corporation	F27

B. Reported Adjusted Segment Earnings and Segment Assets
I. Reconciliation of Adjusted EBITDA to Earnings before Income Tax

	Reportable Segments
3 months ended March 31, 2026	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	57	125	348	39	1	2	572	(7)	—	565
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	6	(18)	(11)	—	—	(26)	—	26	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	6	—	—	—	7	—	(7)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted Revenue	54	133	342	28	1	2	560	(7)	12	565
Fuel and purchased power	(4)	(7)	(154)	—	—	—	(165)	—	—	(165)
Carbon compliance costs	—	—	(39)	—	—	—	(39)	—	—	(39)
Adjusted Gross Margin	50	126	149	28	1	2	356	(7)	12	361
OM&A	(14)	(25)	(62)	(11)	(62)	(8)	(182)	1	—	(181)
Reclassifications and adjustments:
Termination, restructuring and facility shutdown costs	—	—	—	—	11	—	11	—	(11)	—
Legal costs related to arbitration proceedings	—	—	—	—	9	—	9	—	(9)	—
Centralia community fund expense	—	—	—	—	—	7	7	—	(7)	—
ERP integration costs	—	—	—	—	3	—	3	—	(3)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	1	—	1		(1)	—
Adjusted OM&A	(14)	(25)	(62)	(11)	(38)	(1)	(151)	1	(31)	(181)
Taxes, other than income taxes	(1)	(7)	(5)	—	—	—	(13)	—	—	(13)
Net other operating income	—	13	11	—	—	—	24	—	—	24
Reclassifications and adjustments:
Legal settlement recoveries	—	(12)	—	—	—	—	(12)	—	12	—
Adjusted Net Other Operating Income	—	1	11	—	—	—	12	—	12	24
Adjusted EBITDA(3)	35	95	93	17	(37)	1	204
Equity income										3
Finance lease income										7
Depreciation and amortization										(105)
Asset impairment reversals										6
Interest income										7
Interest expense										(82)
Foreign exchange loss										(2)
Loss on sale of assets and other										(2)
Earnings before income taxes										23
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment as at March 31, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

F28	TransAlta Corporation

	Reportable Segments
3 months ended March 31, 2025	Hydro	Wind & Solar(1)	Gas	Energy Marketing	Corporate	Energy Transition(2)	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	86	107	390	27	1	154	765	(7)	—	758
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(21)	36	(32)	1	—	(1)	(17)	—	17	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	5	—	—	—	6	—	(6)	—
Revenues from Required Divestitures	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted Revenues	65	145	366	28	1	153	758	(7)	7	758
Fuel and purchased power	(4)	(10)	(163)	—	(2)	(98)	(277)	—	—	(277)
Reclassifications and adjustments:
Fuel and purchased power related to the Required Divestitures	—	—	(2)	—	—	—	(2)	—	(2)	—
Adjusted Fuel and Purchased Power	(4)	(10)	(161)	—	(2)	(98)	(275)	—	(2)	(277)
Carbon compliance costs	—	(1)	(49)	—	1	—	(49)	—	—	(49)
Adjusted Gross Margin	61	134	156	28	—	55	434	(7)	5	432
OM&A	(13)	(29)	(59)	(7)	(49)	(17)	(174)	1	—	(173)
Reclassifications and adjustments:
OM&A related to the Planned Divestitures	—	—	2	—	—	—	2	—	(2)	—
ERP integration costs	—	—	—	—	4	—	4	—	(4)	—
Acquisition-related transaction and restructuring costs	—	—	—	—	4	—	4	—	(4)	—
Adjusted OM&A	(13)	(29)	(57)	(7)	(41)	(17)	(164)	1	(10)	(173)
Taxes, other than income taxes	(1)	(5)	(5)	—	—	(1)	(12)	—	—	(12)
Net other operating income	—	4	10	—	—	—	14	—	—	14
Reclassifications and adjustments:
Insurance recovery	—	(2)	—	—	—	—	(2)	—	2	—
Adjusted Net Other Operating Income	—	2	10	—	—	—	12	—	2	14
Adjusted EBITDA(3)	47	102	104	21	(41)	37	270
Equity income										2
Finance lease income										6
Depreciation and amortization										(146)
Asset impairment charges										(15)
Interest income										5
Interest expense										(93)
Foreign exchange loss										(4)
Fair value change in contingent consideration										34
Loss on sale of assets and other										(1)
Earnings before income taxes										49
(1)The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)The Energy Transition segment no longer meets the quantitative thresholds under IFRS 8 to be presented as a reportable segment as at March 31, 2026.
(3)Adjusted EBITDA is not defined, has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

TransAlta Corporation	F29

20. Related-Party Transactions
Transactions with Associates
In connection with the exchangeable securities issued to Brookfield, the Investment Agreement entitles Brookfield to nominate two directors to the TransAlta Board. This allows Brookfield to participate in the financial and operating policy decisions of the Company, and as such, they are considered associates of the Company.
The Company may, in the normal course of operations, enter into transactions on market terms with associates that have been measured at exchange value and recognized in the condensed consolidated financial statements, including power purchase and sale agreements, derivative contracts and asset management fees. Transactions and balances between the Company and associates do not eliminate.
Refer to Note 26 and 35 of the 2025 audited annual consolidated financial statements.
Transactions with Brookfield include the following:

3 months ended March 31	2026	2025
Power sales	9	28

F30	TransAlta Corporation